Press Release

The Fidelis Partnership Syndicate 3123 begins writing in Lloyd’s

PEMBROKE, Bermuda — July 1, 2024 — The Fidelis Partnership together with Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group”) are pleased to confirm that Syndicate 3123 (“The Fidelis Partnership Syndicate”) has formally begun underwriting business at Lloyd’s.
The Fidelis Partnership Syndicate was launched by The Fidelis Partnership in collaboration with the Fidelis Insurance Group, a global specialty insurer, and Hampden Agencies, the largest provider of private capital to Lloyd’s. The sponsorship of this syndicate by The Fidelis Partnership marked the return of its Founder and Chief Executive Officer, Richard Brindle, to the Lloyd’s market after 26 years.
The Fidelis Partnership Syndicate has an initial target to write $180 million of Gross Written Premium (GWP) in H2 of 2024 and $450 million in 2025, underwriting across multiple insurance and reinsurance classes including contract frustration and political risk, credit, property catastrophe, political violence, marine, and aviation.
Richard Brindle, CEO of The Fidelis Partnership, said: “I’m delighted that The Fidelis Partnership Syndicate is now in a position to start underwriting, representing the largest ever launch of a Names sponsored syndicate in Lloyd’s. We have embraced the vision John Neal, Patrick Tiernan and their team have for Lloyd’s, to further cement its place as a lead market and a price maker, and this shared enthusiasm has enabled us to move at pace since we announced the launch. During a period when the world is becoming more risky and less certain, thought leadership is more relevant than ever. In keeping with The Fidelis Partnership ethos, we have set out growth plans that will enable us to meaningfully expand our footprint in Lloyd’s over time.”
Daniel O’Connell, Active Underwriter of The Fidelis Partnership Syndicate, commented: “We have made a long-term strategic commitment to the Lloyd’s market and are pleased to now be writing business. Being active in Lloyd’s will enable The Fidelis Partnership to write a broader set of risks for more clients in more jurisdictions, while also benefiting from Lloyd’s’ global licences, brand and capital structure. We look forward to engaging closely with our brokers and bringing our underwriting capability and capacity to Lloyd’s.”
Dan Burrows, CEO of Fidelis Insurance Group, said: “We are excited to enter Lloyd’s through our participation in The Fidelis Partnership Syndicate. Unlocking new opportunities through Lloyd’s extensive global licenses and strong ratings this syndicate further enhances our capital and underwriting strategy and broadens the footprint of our business. We look forward to continuing our strong relationship with The Fidelis Partnership in this endeavour as we leverage our combined expertise and proactively manage and allocate capital to support profitable new underwriting opportunities.”
Alistair Wood, Hampden Agencies CEO, added: “The scale and ambition of this new syndicate, as well as the speed with which it has begun underwriting, demonstrates the appeal of good business plans with regulators and investors. Hampden Agencies is delighted to be involved and we are proud of our ability to access capital with scale.”
The managing agent for Syndicate 3123 is Asta, the leading third-party managing agent at Lloyd’s.
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About The Fidelis Partnership
The Fidelis Partnership is a leading privately-owned, Bermuda-based Managing General Underwriter, which, through its subsidiaries, is a global underwriter of property, bespoke and specialty insurance and reinsurance products. The Fidelis Partnership is one of the largest Managing General Underwriters globally and its operations also include outwards reinsurance, claims handling, exposure management and portfolio analytics. The Fidelis Partnership also sponsors and incubates specialist MGAs through its Pine Walk platform. The Fidelis Partnership is separately owned and managed from the ownership and management of Fidelis Insurance Group. Additional information regarding The Fidelis Partnership may be found at www.fidelispartnership.com.
About Fidelis Insurance Group
Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.
We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.
About Hampden Agencies
Hampden Agencies is a Lloyd’s members’ agent and adviser which represents and advises more than 1,000 clients on their underwriting affairs at Lloyd’s. It is the largest provider of private capital to Lloyd’s.
The Fidelis Partnership Media Contacts:
FTI Consulting
TFP@fticonsulting.com

Fidelis Insurance Group Investor Contact:
Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:
Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements relating to the Fidelis Insurance Group contained in this press release, in interviews and in related posts, constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Management of the Fidelis Insurance Group has based these forward-looking statements on their current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Fidelis Insurance Group’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, The Fidelis Insurance Group assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.